Exhibit 99.1
CONSOLIDATED BALANCE SHEETS

		As at
		September 30,	December 31,
(UNAUDITED) (Cdn$ millions)	Notes	2017	2016
ASSETS
Cash		74.4	13.4
Accounts receivable		304.3	335.7
Prepaids and deposits		7.4	5.3
Derivative asset	22	100.4	49.1
Assets held for sale	8	71.0	-
Total current assets		557.5	403.5
Long-term investments	4	28.6	35.8
Derivative asset	22	253.0	340.3
Other long-term assets	5	35.2	36.7
Exploration and evaluation	6, 7	632.2	498.1
Property, plant and equipment	7, 8	13,874.7	14,174.9
Goodwill	9	251.9	251.9
Deferred income tax		312.0	422.4
Total assets		15,945.1	16,163.6
LIABILITIES
Accounts payable and accrued liabilities		644.8	647.2
Dividends payable		16.7	16.3
Current portion of long-term debt	11	63.8	90.6
Derivative liability	22	6.5	64.7
Other current liabilities	10, 13	34.5	23.7
Liabilities associated with assets held for sale	13	6.0	-
Total current liabilities		772.3	842.5
Long-term debt	11	4,086.1	3,730.1
Derivative liability	22	8.8	3.0
Other long-term liabilities	12, 20	53.8	54.6
Decommissioning liability	13	1,253.0	1,290.7
Deferred income tax		522.7	651.5
Total liabilities		6,696.7	6,572.4
SHAREHOLDERS’ EQUITY
Shareholders’ capital	14	16,480.6	16,400.2
Contributed surplus		62.0	110.6
Deficit	15	(7,645.9)	(7,432.1)
Accumulated other comprehensive income		351.7	512.5
Total shareholders' equity		9,248.4	9,591.2
Total liabilities and shareholders' equity		15,945.1	16,163.6
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$ millions, except per share amounts)	Notes	2017	2016	2017	2016
REVENUE AND OTHER INCOME
Oil and gas sales		766.9	645.9	2,387.1	1,799.4
Royalties		(114.8)	(92.3)	(349.7)	(252.6)
Oil and gas revenue		652.1	553.6	2,037.4	1,546.8
Derivative gains (losses)	17, 22	(4.7)	56.2	103.7	(152.1)
Other income (loss)	18	9.5	(13.8)	2.9	(6.1)
		656.9	596.0	2,144.0	1,388.6
EXPENSES
Operating		210.0	180.2	600.9	511.2
Transportation		31.7	29.0	99.7	98.3
General and administrative		21.2	26.5	72.2	78.5
Interest on long-term debt		40.4	39.9	120.2	120.3
Foreign exchange (gain) loss	19	(11.1)	24.1	(157.1)	(169.8)
Share-based compensation	20	10.9	12.3	34.6	46.0
Depletion, depreciation, amortization and impairment	6, 8	700.8	400.6	1,466.0	1,244.2
Accretion	12, 13	7.8	6.0	22.6	19.8
		1,011.7	718.6	2,259.1	1,948.5
Net income (loss) before tax		(354.8)	(122.6)	(115.1)	(559.9)

Tax expense (recovery)
Current		-	-	-	-
Deferred		(84.2)	(14.1)	(47.5)	(137.8)
Net income (loss)		(270.6)	(108.5)	(67.6)	(422.1)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		(78.9)	15.6	(160.8)	(104.1)
Comprehensive income (loss)		(349.5)	(92.9)	(228.4)	(526.2)

Net income (loss) per share	21
Basic		(0.50)	(0.21)	(0.12)	(0.83)
Diluted		(0.50)	(0.21)	(0.12)	(0.83)
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2016		16,400.2	110.6	(7,432.1)	512.5	9,591.2
Redemption of restricted shares	14	80.6	(82.8)	2.0		(0.2)
Share issue costs, net of tax		(0.2)				(0.2)
Share-based compensation	20		40.6			40.6
Forfeit of restricted shares	20		(6.4)			(6.4)
Net income (loss)				(67.6)		(67.6)
Dividends ($0.27 per share)				(148.2)		(148.2)
Foreign currency translation adjustment					(160.8)	(160.8)
September 30, 2017		16,480.6	62.0	(7,645.9)	351.7	9,248.4

December 31, 2015		15,693.2	99.3	(6,239.3)	571.8	10,125.0
Issued for cash		650.4				650.4
Issued on capital acquisitions		17.7				17.7
Redemption of restricted shares		48.4	(49.3)	0.2		(0.7)
Share issue costs, net of tax		(19.1)				(19.1)
Share-based compensation			60.1			60.1
Forfeit of restricted shares			(3.3)			(3.3)
Net income (loss)				(422.1)		(422.1)
Dividends ($0.41 per share)				(211.1)		(211.1)
Foreign currency translation adjustment					(104.1)	(104.1)
September 30, 2016		16,390.6	106.8	(6,872.3)	467.7	10,092.8
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$ millions)	Notes	2017	2016	2017	2016
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income (loss)		(270.6)	(108.5)	(67.6)	(422.1)
Items not affecting cash
Other (income) loss	18	(9.5)	13.8	(2.9)	6.1
Deferred tax expense (recovery)		(84.2)	(14.1)	(47.5)	(137.8)
Share-based compensation	20	1.9	12.3	25.5	46.0
Depletion, depreciation, amortization and impairment	6, 8	700.8	400.6	1,466.0	1,244.2
Accretion	12, 13	7.8	6.0	22.6	19.8
Unrealized (gains) losses on derivatives	17, 22	58.0	31.7	(16.4)	568.1
Translation of US dollar long-term debt	19	(144.9)	36.0	(263.3)	(170.6)
Other	24	(1.4)	(0.4)	(0.4)	(3.5)
Realized (gain) loss on cross currency swap maturity	19	131.5	(10.5)	115.8	(1.5)
Decommissioning expenditures		(4.9)	(2.8)	(16.9)	(9.5)
Change in non-cash working capital	24	52.5	(33.9)	54.2	(53.4)
		437.0	330.2	1,269.1	1,085.8
INVESTING ACTIVITIES
Development capital and other expenditures		(516.5)	(333.9)	(1,364.5)	(753.4)
Capital acquisitions	7	(24.2)	(219.9)	(292.1)	(244.4)
Capital dispositions	7	36.9	30.4	134.3	31.9
Reclamation fund	5	(4.9)	2.8	1.5	16.8
Change in non-cash working capital	24	55.3	81.7	(15.2)	(45.6)
		(453.4)	(438.9)	(1,536.0)	(994.7)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		(0.1)	624.3	(2.5)	623.3
Increase (decrease) in bank debt, net		213.7	(470.3)	682.8	(415.7)
Repayment of senior guaranteed notes		-	-	(90.3)	(66.7)
Realized gain (loss) on cross currency swap maturity	19	(131.5)	10.5	(115.8)	1.5
Cash dividends		(49.4)	(47.2)	(148.2)	(211.1)
Change in non-cash working capital	24	0.1	1.0	0.4	(34.3)
		32.8	118.3	326.4	(103.0)
Impact of foreign currency on cash balances		2.4	-	1.5	1.0
INCREASE (DECREASE) IN CASH		18.8	9.6	61.0	(10.9)
CASH AT BEGINNING OF PERIOD		55.6	4.2	13.4	24.7
CASH AT END OF PERIOD		74.4	13.8	74.4	13.8
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	(0.1)	(0.1)	(0.2)	(0.2)
Cash interest paid	(22.9)	(27.4)	(108.4)	(106.0)

CRESCENT POINT ENERGY CORP.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (UNAUDITED)

1.	STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on October 25, 2017.

2.	BASIS OF PREPARATION
These interim consolidated financial statements are presented under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2016. Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2016.
The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of October 25, 2017, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States ("U.S.") dollars. Crescent Point's Canadian and U.S. operations are aggregated into one reportable segment based on similar economic characteristics and the similar nature of the assets, products, production processes and customers.
3. CHANGES IN ACCOUNTING POLICIES
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In September 2015, the IASB amended IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 will be adopted by the Company on January 1, 2018. The Company is finalizing the review of its sales contracts with customers and does not expect IFRS 15 to have a material impact on the consolidated financial statements. Upon adoption, the Company will expand its disclosures in the notes to the consolidated financial statements including disaggregated revenue streams by product type and any impairment losses recognized on receivables arising from contracts with customers.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company does not expect the amendment to have a material impact on the valuation of its financial assets.

•
IFRS 16 Leases - IFRS 16 was issued January 2016 and replaces IAS 17 Leases. The standard introduces a single lessee accounting model for leases with required recognition of assets and liabilities for most leases. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15 Revenue from Contracts with Customers. IFRS 16 will be adopted by the Company on January 1, 2019 and the Company is currently reviewing contracts that are identified as leases and expects that the adoption of the standard will have a material impact on the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	5

4.	LONG-TERM INVESTMENTS

($ millions)	September 30, 2017	December 31, 2016
Investments in public companies, beginning of period	28.3	22.8
Unrealized gain (loss) recognized in other income (loss)	(7.2)	5.5
Investments in public companies, end of period	21.1	28.3

Investment in private company, beginning of period	7.5	7.5
Unrealized gain (loss) recognized in other income (loss)	-	-
Investment in private company, end of period (1)	7.5	7.5

Long-term investments, end of period	28.6	35.8

(1)
The investment in a private company was previously valued based on recent trading activity in the company’s common shares, which resulted in a Level 2 fair value. At September 30, 2017, the investment was valued based on an estimate of the net asset value of the company’s common shares. Therefore, the fair value was reclassified to Level 3.

a)	Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At September 30, 2017, the investments were recorded at a fair value of $21.1 million which was $10.5 million more than the original cost of the investments. At December 31, 2016, the investments were recorded at a fair value of $28.3 million which was $17.7 million more than the original cost of the investments.

b)	Private Company
The Company holds common shares in a private oil and gas company. The investment is classified as financial assets at fair value through profit or loss and is fair valued with the resulting gain or loss recorded in net income. At both September 30, 2017 and December 31, 2016, the investment was recorded at a fair value of $7.5 million which was $17.5 million less than the original cost of the investment. See Note 22 - "Financial Instruments and Derivatives" for additional information regarding the Company's Level 3 investments.

5.	OTHER LONG-TERM ASSETS

($ millions)	September 30, 2017	December 31, 2016
Reclamation fund	21.2	22.7
Other receivables	14.0	14.0
Other long-term assets	35.2	36.7

a)	Reclamation fund
The following table reconciles the reclamation fund:

($ millions)	September 30, 2017	December 31, 2016
Balance, beginning of period	22.7	49.5
Contributions	16.7	-
Expenditures	(18.2)	(26.8)
Balance, end of period	21.2	22.7

b)	Other receivables
At September 30, 2017, the Company had investment tax credits of $14.0 million (December 31, 2016 - $14.0 million).

CRESCENT POINT ENERGY CORP.	6

6.	EXPLORATION AND EVALUATION ASSETS

($ millions)	September 30, 2017	December 31, 2016
Exploration and evaluation assets at cost	2,284.8	2,080.7
Accumulated amortization	(1,652.6)	(1,582.6)
Net carrying amount	632.2	498.1

Reconciliation of movements during the period
Cost, beginning of period	2,080.7	1,961.0
Accumulated amortization, beginning of period	(1,582.6)	(1,420.3)
Net carrying amount, beginning of period	498.1	540.7

Net carrying amount, beginning of period	498.1	540.7
Acquisitions through business combinations, net	116.2	62.9
Additions	497.7	314.8
Dispositions	-	(0.4)
Transfers to property, plant and equipment	(359.5)	(238.3)
Amortization	(99.5)	(172.5)
Foreign exchange	(20.8)	(9.1)
Net carrying amount, end of period	632.2	498.1
Exploration and evaluation ("E&E") assets consist of the Company's undeveloped land and exploration projects which are pending the determination of technical feasibility. Additions represent the Company's share of the cost of E&E assets. At September 30, 2017, $632.2 million remained in E&E assets after $359.5 million was transferred to property, plant and equipment ("PP&E") following the determination of technical feasibility during the nine months ended September 30, 2017 (year ended December 31, 2016 - $498.1 million and $238.3 million, respectively).
Impairment test of exploration and evaluation assets
There were no indicators of impairment at September 30, 2017.

7.	CAPITAL ACQUISITIONS AND DISPOSITIONS
In the nine months ended September 30, 2017, the Company incurred $2.3 million (September 30, 2016 - $1.8 million) of transaction costs related to acquisitions through business combinations and dispositions that were recorded as general and administrative expenses.
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the nine months ended September 30, 2017 ($28.9 million was allocated to PP&E and $116.2 million was allocated to E&E assets, including $22.7 million related to net disposed decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.

CRESCENT POINT ENERGY CORP.	7

8.	PROPERTY, PLANT AND EQUIPMENT

($ millions)	September 30, 2017	December 31, 2016
Development and production assets	25,578.8	24,846.9
Corporate assets	104.9	102.4
Property, plant and equipment at cost	25,683.7	24,949.3
Accumulated depletion, depreciation and impairment	(11,809.0)	(10,774.4)
Net carrying amount	13,874.7	14,174.9

Reconciliation of movements during the period
Development and production assets
Cost, beginning of period	24,846.9	23,677.4
Accumulated depletion and impairment, beginning of period	(10,735.5)	(8,795.5)
Net carrying amount, beginning of period	14,111.4	14,881.9

Net carrying amount, beginning of period	14,111.4	14,881.9
Acquisitions through business combinations, net	200.0	218.2
Additions	868.4	909.5
Dispositions	(171.1)	(56.4)
Transfers from exploration and evaluation assets	359.5	238.3
Reclassified as assets held for sale	(71.0)	-
Depletion	(1,053.2)	(1,427.0)
Impairment	(306.5)	(611.4)
Foreign exchange	(121.9)	(41.7)
Net carrying amount, end of period	13,815.6	14,111.4

Cost, end of period	25,578.8	24,846.9
Accumulated depletion and impairment, end of period	(11,763.2)	(10,735.5)
Net carrying amount, end of period	13,815.6	14,111.4

Corporate assets
Cost, beginning of period	102.4	101.5
Accumulated depreciation, beginning of period	(38.9)	(29.7)
Net carrying amount, beginning of period	63.5	71.8

Net carrying amount, beginning of period	63.5	71.8
Additions	2.6	0.9
Depreciation	(6.8)	(9.2)
Foreign exchange	(0.2)	-
Net carrying amount, end of period	59.1	63.5

Cost, end of period	104.9	102.4
Accumulated depreciation, end of period	(45.8)	(38.9)
Net carrying amount, end of period	59.1	63.5
At September 30, 2017, future development costs of $6.72 billion (December 31, 2016 - $6.75 billion) were included in costs subject to depletion.
Direct general and administrative costs capitalized by the Company during the nine months ended September 30, 2017 were $38.2 million (year ended December 31, 2016 - $47.9 million), including $8.7 million of share-based compensation costs (year ended December 31, 2016 - $14.3 million).

CRESCENT POINT ENERGY CORP.	8

Impairment test of property, plant and equipment
At September 30, 2017, the significant decrease in near-term forecast benchmark commodity prices as compared to December 31, 2016 and the value of the Company's market capitalization as compared to net asset value were indicators of impairment. As a result, impairment testing was required and the Company prepared estimates of future cash flows to determine the recoverable amount of the respective assets.
For the purposes of determining whether impairment of assets has occurred, and the extent of any impairment or its reversal, management exercises their judgment in estimating future cash flows for the recoverable amount, being the higher of fair value less costs of disposal and value in use. These key judgments include estimates about recoverable reserves, forecast benchmark commodity prices, royalties, operating costs, capital costs and discount rates. The fair value less costs of disposal and value in use estimates are categorized as Level 3 according to the IFRS 13 fair value hierarchy.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of property, plant and equipment at September 30, 2017.

	Q4 2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027 (2)
WTI ($US/bbl) (1)	51.50	55.00	65.00	70.00	73.00	74.46	75.95	77.47	79.02	80.60	82.21
Exchange Rate ($US/$Cdn)	0.800	0.800	0.820	0.850	0.850	0.850	0.850	0.850	0.850	0.850	0.850
WTI ($Cdn/bbl)	64.38	68.75	79.27	82.35	85.88	87.60	89.35	91.14	92.96	94.82	96.72
AECO ($Cdn/MMbtu) (1)	2.68	2.96	3.27	3.81	4.00	4.10	4.19	4.29	4.40	4.50	4.61

(1)	The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.

(2)	Forecast benchmark commodity prices are assumed to increase by 2.0% in each year after 2027 to the end of the reserve life. Exchange rates are assumed to be constant at 0.850.
At September 30, 2017, the Company determined that the carrying amount of the Southeast Saskatchewan, Southwest Saskatchewan and Southern Alberta cash-generating units ("CGUs") exceeded their fair value less costs of disposal. In addition, the fair value less costs of disposal of the Northern U.S. and Utah CGUs exceeded their carrying amount. The full amount of the impairments and recoveries were attributed to PP&E and, as a result, net impairment losses of $291.6 million were recorded as a component of depletion, depreciation, amortization and impairment expense.
At September 30, 2017, the Company also classified certain non-core assets as held for sale. Immediately prior to classifying the assets as held for sale, the Company conducted a review of the assets' recoverable amounts based on expected consideration of $65.0 million and recorded additional impairment losses of $14.9 million as a component of depletion, depreciation, amortization and impairment expense.
The following table summarizes the impairment and recovery for the nine months ended September 30, 2017 by CGU:

CGU ($ millions, except %)	Operating segment	Fair value less costs of disposal	Discount rate	(Impairment) / Recovery	(Impairment) / Recovery, net of tax
Southeast Saskatchewan	Canada	6,828.6	9.75%	(448.6)	(328.2)
Southwest Saskatchewan	Canada	2,446.0	9.75%	(107.8)	(78.9)
Southern Alberta	Canada	1,207.8	10.25%	(45.2)	(33.1)
Northern U.S.	U.S.	676.0	10.00%	7.1	4.4
Utah	U.S.	1,399.9	9.75%	302.9	188.3
Total impairment, before impairment recognized on assets held for sale (1)				(291.6)	(247.5)
Impairment recorded on assets held for sale				(14.9)	(10.9)
Total impairment				(306.5)	(258.4)

(1)
At September 30, 2017, accumulated after tax impairment losses, net of depletion had no impairment loss been recognized in prior periods for the Canada and U.S. operating segments were $1.87 billion and $146.0 million, respectively. Prior to the recovery of impairment recorded at September 30, 2017 in the U.S. operating segment, accumulated after tax impairment losses, net of depletion was $342.3 million.

The impairments in the Southeast Saskatchewan, Southwest Saskatchewan and Southern Alberta CGUs were largely a result of the decrease in forecast benchmark commodity prices at September 30, 2017 compared to December 31, 2016, partially offset by the positive impact of development reserve additions. The recoveries in the Northern U.S. and Utah CGUs were largely a result of the positive impact of technical and development reserve additions, partially offset by the decrease in forecast benchmark commodity prices at September 30, 2017 compared to December 31, 2016.

CRESCENT POINT ENERGY CORP.	9

Changes in any of the key judgments, such as a revision in reserves, changes in forecast benchmark commodity prices, foreign exchange rates, capital or operating costs would impact the recoverable amounts of assets and any recoveries or impairment charges would affect net income. The following sensitivities show the resulting impact on income before tax of the changes in discount rate and forecast benchmark commodity price estimates at September 30, 2017, with all other variables held constant:

CGU ($ millions)	Discount Rate		Commodity Prices
	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%
Southeast Saskatchewan	(565.9)	611.5	690.8	(872.3)
Southwest Saskatchewan	(213.5)	124.7	197.1	(340.6)
Southern Alberta	(117.9)	127.2	180.9	(188.1)
Northern U.S.	(65.0)	73.3	73.3	(108.9)
Utah	(102.0)	115.7	152.1	(176.4)
Increase (decrease)	(1,064.3)	1,052.4	1,294.2	(1,686.3)

9.	GOODWILL
At September 30, 2017, the Company had goodwill of $251.9 million (December 31, 2016 - $251.9 million). Goodwill has been assigned to the Canadian operating segment.

10.	OTHER CURRENT LIABILITIES

($ millions)	September 30, 2017	December 31, 2016
Current portion of long-term compensation liability (1)	8.3	-
Decommissioning liability	26.2	23.7
Other current liabilities	34.5	23.7

(1)	The current portion of long-term compensation liability relates to the Performance Share Unit ("PSU") plan. See Note 20 - "Share-based Compensation" for additional information.

11.	LONG-TERM DEBT
The following table reconciles long-term debt:

($ millions)	September 30, 2017	December 31, 2016
Bank debt	2,219.0	1,672.1
Senior guaranteed notes (1)	1,930.9	2,148.6
Long-term debt	4,149.9	3,820.7
Long-term debt due within one year	63.8	90.6
Long-term debt due beyond one year	4,086.1	3,730.1

(1)
The Company entered into cross currency swaps and a foreign exchange swap concurrent with the issuance of the US dollar senior guaranteed notes to fix the US dollar amount of the notes for the purpose of principal repayment at Canadian dollar notional amounts. At September 30, 2017, the total principal due on the maturity of the senior guaranteed notes was $1.67 billion (December 31, 2016 - $1.74 billion) of which $50.3 million (December 31, 2016 - $68.9 million) was due within one year.

Bank Debt
The Company has combined credit facilities of $3.60 billion, including a $3.50 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million under certain conditions. The current maturity date of the syndicated unsecured credit facility and the unsecured operating credit facility is June 10, 2020. Both of these facilities constitute revolving credit facilities and are extendible annually.
The credit facilities bear interest at the applicable market rate plus a margin based on a sliding scale ratio of the Company's long-term debt (including US dollar long-term debt at swapped notional amounts) less cash, to earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items including unrealized derivatives, unrealized foreign exchange, share-based compensation expense and accretion ("adjusted EBITDA").
The credit facilities and senior guaranteed notes have covenants which restrict the Company's ratio of senior debt to adjusted EBITDA to a maximum of 3.5:1.0, the ratio of total debt to adjusted EBITDA to a maximum of 4.0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items as noted above, to a maximum of 0.55:1.0. The Company was in compliance with all debt covenants at September 30, 2017.
The Company had letters of credit in the amount of $0.5 million outstanding at September 30, 2017 (December 31, 2016 - $0.5 million).
The Company manages its credit facilities through a combination of bankers' acceptance loans, US dollar LIBOR loans and interest rate swaps.

CRESCENT POINT ENERGY CORP.	10

Senior Guaranteed Notes
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.39 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates, amounts due on maturity and carrying amounts of the Company's outstanding senior guaranteed notes are detailed below:

Principal ($ millions)	Coupon Rate	Principal Due on Maturity (1) (Cdn$ millions)	Interest Payment Dates	Maturity Date	Financial statement carrying value
					September 30, 2017	December 31, 2016
US$67.5	5.48%	-	September 24 and March 24	March 24, 2017	-	90.6
US$31.0	4.58%	29.9	October 14 and April 14	April 14, 2018	38.8	41.6
US$20.0	2.65%	20.4	December 12 and June 12	June 12, 2018	25.0	26.9
Cdn$7.0	4.29%	7.0	November 22 and May 22	May 22, 2019	7.0	7.0
US$68.0	3.39%	66.7	November 22 and May 22	May 22, 2019	85.1	91.3
US$155.0	6.03%	158.3	September 24 and March 24	March 24, 2020	193.9	208.1
Cdn$50.0	5.53%	50.0	October 14 and April 14	April 14, 2021	50.0	50.0
US$82.0	5.13%	79.0	October 14 and April 14	April 14, 2021	102.6	110.1
US$52.5	3.29%	56.3	December 20 and June 20	June 20, 2021	65.7	70.5
Cdn$25.0	4.76%	25.0	November 22 and May 22	May 22, 2022	25.0	25.0
US$200.0	4.00%	199.1	November 22 and May 22	May 22, 2022	250.2	268.5
Cdn$10.0	4.11%	10.0	December 12 and June 12	June 12, 2023	10.0	10.0
US$270.0	3.78%	274.7	December 12 and June 12	June 12, 2023	337.8	362.5
Cdn$40.0	3.85%	40.0	December 20 and June 20	June 20, 2024	40.0	40.0
US$257.5	3.75%	276.4	December 20 and June 20	June 20, 2024	322.1	345.7
Cdn$65.0	3.94%	65.0	October 22 and April 22	April 22, 2025	65.0	65.0
US$230.0	4.08%	291.1	October 22 and April 22	April 22, 2025	287.7	308.9
US$20.0	4.18%	25.3	October 22 and April 22	April 22, 2027	25.0	26.9
Senior guaranteed notes		1,674.2			1,930.9	2,148.6
Senior guaranteed notes due within one year					63.8	90.6
Senior guaranteed notes due beyond one year					1,867.1	2,058.0

(1)
Includes underlying derivatives which manage the Company's foreign exchange exposure on its US dollar senior guaranteed notes. The Company considers this to be the economic amount due at maturity instead of the financial statement carrying amount. During the nine months ended September 30, 2017, $68.9 million (year ended December 31, 2016 - $50.1 million) was repaid on the maturity of senior guaranteed notes.

Concurrent with the issuance of US$1.36 billion senior guaranteed notes, the Company entered into cross currency swaps ("CCS") to manage the Company's foreign exchange risk. The CCS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $1.44 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. See Note 22 - “Financial Instruments and Derivatives” for additional information.

12.	OTHER LONG-TERM LIABILITIES

($ millions)	September 30, 2017	December 31, 2016
Lease inducement (1)	40.9	43.6
Long-term compensation liability (2)	4.0	3.7
Onerous contracts provision (3)	8.9	7.3
Other long-term liabilities	53.8	54.6

(1)
The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.

(2)	Long-term compensation liability relates to the PSU and Deferred Share Unit ("DSU") plans. See Note 20 - "Share-based Compensation" for additional information.

(3)	Onerous contracts provision is related to the estimated unrecoverable portion of building leases.

13.	DECOMMISSIONING LIABILITY
Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The estimated cash flows have been discounted using a risk free rate of approximately 2.50 percent and an inflation rate of 2 percent (December 31, 2016 - approximately 2.25 percent and 2 percent, respectively).

CRESCENT POINT ENERGY CORP.	11

The following table reconciles the decommissioning liability:

($ millions)	September 30, 2017	December 31, 2016
Decommissioning liability, beginning of period	1,314.4	1,255.4
Liabilities incurred	25.0	41.6
Liabilities acquired through capital acquisitions	20.3	23.7
Liabilities disposed through capital dispositions	(43.0)	(10.7)
Liabilities settled	(16.9)	(16.0)
Revaluation of acquired decommissioning liabilities (1)	37.2	36.1
Change in estimated future costs	-	(27.1)
Change in discount rate	(74.1)	(14.5)
Accretion expense	22.3	25.9
Reclassified as liabilities associated with assets held for sale	(6.0)	-
Decommissioning liability, end of period	1,279.2	1,314.4
Expected to be incurred within one year	26.2	23.7
Expected to be incurred beyond one year	1,253.0	1,290.7

(1)
These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.

14.	SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	September 30, 2017		December 31, 2016
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of period	541,742,592	16,656.1	504,935,930	15,929.7
Issued for cash	-	-	33,700,000	650.4
Issued on capital acquisitions	-	-	890,648	17.7
Issued on redemption of restricted shares (1)	3,707,957	80.6	2,216,014	58.3
Common shares, end of period	545,450,549	16,736.7	541,742,592	16,656.1
Cumulative share issue costs, net of tax	-	(256.1)	-	(255.9)
Total shareholders’ capital, end of period	545,450,549	16,480.6	541,742,592	16,400.2

(1)	The amount of shares issued on redemption of restricted shares is net of any employee withholding taxes.

15.	DEFICIT

($ millions)	September 30, 2017	December 31, 2016
Accumulated earnings (deficit)	(307.3)	(239.7)
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	12.1	10.1
Accumulated dividends	(7,359.1)	(7,210.9)
Deficit	(7,645.9)	(7,432.1)

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.

CRESCENT POINT ENERGY CORP.	12

16.	CAPITAL MANAGEMENT
The Company’s capital structure is comprised of shareholders’ equity, long-term debt and adjusted working capital. The balance of each of these items is as follows:

($ millions)	September 30, 2017	December 31, 2016
Long-term debt	4,149.9	3,820.7
Adjusted working capital deficiency (1)	259.1	277.0
Unrealized foreign exchange on translation of US dollar long-term debt	(273.1)	(420.6)
Net debt	4,135.9	3,677.1
Shareholders’ equity	9,248.4	9,591.2
Total capitalization	13,384.3	13,268.3

(1)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments.

Crescent Point's objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and pay dividends. The Company seeks to maximize stakeholder value through its total return strategy of long-term growth plus dividend income.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a measure not defined in IFRS, the ratio of net debt to adjusted funds flow from operations. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Adjusted funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Net debt to adjusted funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point's objective is to manage this metric to be well positioned to pay monthly dividends and to continue to exploit and develop its resource plays. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to adjusted funds flow from operations ratio at September 30, 2017 was 2.5 times (December 31, 2016 - 2.3 times). The adjusted funds flow from operations only reflects adjusted funds flow from operations generated on acquired properties since the closing date of the acquisitions.
Crescent Point strives to fund its capital expenditures, decommissioning expenditures and dividends over time by managing risks associated with the oil and gas industry. To accomplish this, the Company maintains a conservative balance sheet with significant unutilized lines of credit, manages its exposure to fluctuating interest rates and foreign exchange rates on its long-term debt, and actively hedges commodity prices using a 3½ year risk management program. Unless otherwise approved by the Board of Directors, the Company can hedge benchmark prices on up to 65 percent of after royalty volumes using a portfolio of swaps, collars and put option instruments and can hedge price differentials on up to 35 percent of after royalty volumes using a combination of financial derivatives and fixed differential physical contracts. See Note 22 - "Financial Instruments and Derivatives" for additional information regarding the Company's derivative contracts.
Crescent Point is subject to certain financial covenants on its credit facilities and senior guaranteed notes agreements and was in compliance with all financial covenants as at September 30, 2017. See Note 11 - "Long-term Debt" for additional information regarding the Company's financial covenant requirements.

17.	DERIVATIVE GAINS (LOSSES)

	Three months ended September 30		Nine months ended September 30
($ millions)	2017	2016	2017	2016
Realized gains	53.3	87.9	87.3	416.0
Unrealized gains (losses)	(58.0)	(31.7)	16.4	(568.1)
Derivative gains (losses)	(4.7)	56.2	103.7	(152.1)

18.	OTHER INCOME (LOSS)

	Three months ended September 30		Nine months ended September 30
($ millions)	2017	2016	2017	2016
Unrealized gain (loss) on long-term investments	(0.6)	1.1	(7.2)	6.0
Gain (loss) on capital dispositions	10.1	(15.3)	10.1	(15.3)
Other gain	-	0.4	-	3.2
Other income (loss)	9.5	(13.8)	2.9	(6.1)

CRESCENT POINT ENERGY CORP.	13

19.	FOREIGN EXCHANGE GAIN (LOSS)

	Three months ended September 30		Nine months ended September 30
($ millions)	2017	2016	2017	2016
Realized gain (loss)
CCS - US dollar long-term debt maturities and interest payments	(128.4)	12.1	(103.7)	6.4
US dollar long-term debt maturities	131.5	(10.5)	115.8	(5.3)
Other	(7.3)	-	(3.0)	(4.3)
Unrealized gain (loss)
Translation of US dollar long-term debt	13.4	(25.5)	147.5	172.1
Other	1.9	(0.2)	0.5	0.9
Foreign exchange gain (loss)	11.1	(24.1)	157.1	169.8

20.	SHARE-BASED COMPENSATION
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Performance Share Unit Plan
In April 2017, the Company approved a PSU plan for designated employees. The PSUs vest on terms up to three years from the grant date as determined by the Board of Directors. PSUs are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of the PSUs on the date of the grant and subsequently adjusted to reflect the fair value at each period end. Fair value is based on the expected cash payment per PSU and the expected number of PSUs to vest, calculated from multipliers based on internal and external performance metrics. The expense is recognized over the service period, with a corresponding increase to long-term compensation liability. PSUs are settled in cash upon vesting based on the prevailing Crescent Point share price, accrued dividends and the performance multipliers. The Company granted 4,423,474 PSUs in the nine months ended September 30, 2017 (year ended December 31, 2016 - nil).
Deferred Share Unit Plan
The Company has a DSU plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. DSUs are settled in cash based on the prevailing Crescent Point share price.
The following table reconciles the number of restricted shares and DSUs for the nine months ended September 30, 2017:

	Restricted Shares	Deferred Share Units
Balance, beginning of period	5,188,358	204,653
Granted	3,063,439	28,740
Redeemed	(3,839,647)	(45,792)
Forfeited	(169,744)	-
Modified to PSUs	(593,028)	-
Balance, end of period	3,649,378	187,601
The following table reconciles the number of restricted shares and DSUs for the year ended December 31, 2016:

	Restricted Shares	Deferred Share Units
Balance, beginning of year	3,960,363	153,283
Granted	3,930,449	51,370
Redeemed	(2,280,626)	-
Forfeited	(421,828)	-
Balance, end of year	5,188,358	204,653
For the nine months ended September 30, 2017, the Company calculated total share-based compensation of $43.3 million (September 30, 2016 - $57.4 million), net of estimated forfeitures, of which $8.7 million was capitalized (September 30, 2016 - $11.4 million).
At September 30, 2017, the current portion of long-term compensation liability of $8.3 million was included in other current liabilities (December 31, 2016 - nil) and $4.0 million was included in other long-term liabilities (December 31, 2016 - $3.7 million).

CRESCENT POINT ENERGY CORP.	14

21.	PER SHARE AMOUNTS
The following table summarizes the weighted average shares used in calculating net income per share:

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Weighted average shares – basic	545,434,612	511,348,931	544,950,924	507,808,131
Dilutive impact of restricted shares	-	-	-	-
Weighted average shares – diluted (1)	545,434,612	511,348,931	544,950,924	507,808,131

(1)
Excludes the impact of 757,925 and 1,752,464 weighted average shares related to restricted shares that were anti-dilutive for the three and nine months ended September 30, 2017, respectively (September 30, 2016 - 2,668,547 and 2,667,550, respectively).

22.	FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, reclamation fund, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
Crescent Point's derivative assets and liabilities are transacted in active markets. Crescent Point's long-term investments are transacted in active and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.
Accordingly, Crescent Point's derivative assets and liabilities are classified as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used and whether the applicable company is publicly traded or private. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.
Crescent Point's valuation of the investment in a private company is based primarily on an estimate of the net asset value of the relevant company's common shares. The Company's finance department is responsible for performing the valuation of financial instruments, including the calculation of Level 3 fair values. Refer to Note 4 - "Long-term Investments" for changes in the Company's Level 3 investments.
Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:
a) Carrying Amount and Fair Value of Financial Instruments
The fair value of cash, accounts receivable, reclamation fund, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.

CRESCENT POINT ENERGY CORP.	15

The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as at September 30, 2017:

	September 30, 2017 Carrying Value	September 30, 2017 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	353.4	353.4	-	353.4	-
Long-term investments (1)	28.6	28.6	21.1	-	7.5
	382.0	382.0	21.1	353.4	7.5
Financial liabilities
Derivatives	15.3	15.3	-	15.3	-
Senior guaranteed notes (2)	1,930.9	1,925.0	-	1,925.0	-
	1,946.2	1,940.3	-	1,940.3	-

(1)	Long-term investments are comprised of equity securities in public and private oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as at December 31, 2016:

	December 31, 2016 Carrying Value	December 31, 2016 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	389.4	389.4	-	389.4	-
Long-term investments (1)	35.8	35.8	28.3	7.5	-
	425.2	425.2	28.3	396.9	-
Financial liabilities
Derivatives	67.7	67.7	-	67.7	-
Senior guaranteed notes (2)	2,148.6	2,119.2	-	2,119.2	-
	2,216.3	2,186.9	-	2,186.9	-

(1)	Long-term investments are comprised of equity securities in public and private oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. The Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at September 30, 2017 and the change in fair value for the nine months ended September 30, 2017:

($ millions)	Commodity contracts (1)	Interest contracts	CCS contracts	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of period	(60.6)	2.1	373.3	6.9	321.7
Unrealized change in fair value	120.9	7.4	(110.3)	(1.6)	16.4
Derivative assets / (liabilities), end of period	60.3	9.5	263.0	5.3	338.1

Derivative assets, end of period	67.9	9.5	270.7	5.3	353.4
Derivative liabilities, end of period	(7.6)	-	(7.7)	-	(15.3)

(1)	Includes oil, gas and power contracts.

CRESCENT POINT ENERGY CORP.	16

The following table summarizes the fair value as at December 31, 2016 and the change in fair value for the year ended December 31, 2016:

($ millions)	Commodity contracts (1)	Interest contracts	CCS contracts	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of year	527.3	(0.4)	493.7	7.9	1,028.5
Unrealized change in fair value	(587.9)	2.5	(120.4)	(1.0)	(706.8)
Derivative assets / (liabilities), end of year	(60.6)	2.1	373.3	6.9	321.7

Derivative assets, end of year	6.1	2.9	373.5	6.9	389.4
Derivative liabilities, end of year	(66.7)	(0.8)	(0.2)	-	(67.7)

(1)	Includes oil, gas and power contracts.
Offsetting Financial Assets and Liabilities
Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company's financial derivatives by contract that are offset on the balance sheet as at September 30, 2017 and December 31, 2016:

	September 30, 2017			December 31, 2016
($ millions)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	355.4	(17.3)	338.1	400.7	(79.0)	321.7
Amount offset	(2.0)	2.0	-	(11.3)	11.3	-
Net amount	353.4	(15.3)	338.1	389.4	(67.7)	321.7

b)	Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates as well as credit and liquidity risk.
Market Risk
Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate due to changes in market prices. Market risk is comprised of commodity price risk, interest rate risk and foreign exchange risk as discussed below.
Commodity Price Risk
The Company is exposed to commodity price risk on crude oil and natural gas revenues as well as power on electricity consumption. As a means to mitigate the exposure to commodity price volatility, the Company has entered into various derivative agreements and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.
Crude oil - To partially mitigate exposure to crude oil commodity price risk, the Company enters into option contracts and swaps to manage the Cdn$ WTI price fluctuations. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis. As at September 30, 2017, Crescent Point had committed, on a term contract basis, to deliver an average of approximately 20,900 bbl/d of liquids from October 2017 to December 2017, 9,100 bbl/d of liquids for calendar 2018, 6,400 bbl/d of crude oil for calendar 2019 and 3,000 bbl/d of crude oil for calendar 2020 and 2021.
Natural gas - To partially mitigate exposure to natural gas commodity price risk, the Company enters into AECO natural gas swaps, which manage the AECO natural gas price fluctuations.
Power - To partially mitigate exposure to electricity price changes, the Company enters into swaps or fixed price physical delivery contracts which fix the power price.

CRESCENT POINT ENERGY CORP.	17

The following table summarizes the sensitivity of the fair value of the Company's derivative positions as at September 30, 2017 and September 30, 2016 to fluctuations in commodity prices or differentials, with all other variables held constant. When assessing the potential impact of these commodity price or differential changes, the Company believes a 10 percent near-term volatility is a reasonable measure. Fluctuations in commodity prices or differentials potentially would have resulted in unrealized gains (losses) impacting income before tax as follows:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Three and nine months ended September 30, 2017		Three and nine months ended September 30, 2016
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(65.7)	57.2	(84.0)	81.0
Natural gas	(4.8)	4.8	(9.0)	9.0
Power (1)	-	-	0.1	(0.1)
Differential
Crude oil	0.1	(0.1)	0.3	(0.3)
(1) The impact on income before tax for the three and nine months ended September 30, 2017 was nominal.
Interest Rate Risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in market interest rates. Based on the Company's floating rate debt position as at September 30, 2017, a one percent increase or decrease in the interest rate on floating rate debt would amount to an impact on income before tax of $4.5 million and $13.6 million in the three and nine months ended September 30, 2017, respectively.
The Company partially mitigates its exposure to interest rate changes by entering into interest rate swap transactions. The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the applicable forward interest rates as at September 30, 2017 and September 30, 2016 with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Three and nine months ended September 30, 2017		Three and nine months ended September 30, 2016
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps	2.0	(2.0)	1.1	(1.1)
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. As the Company operates in Canada and the United States, fluctuations in the exchange rate between the US/Canadian dollars can have a significant effect on reported results. The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, investment in U.S. subsidiaries and in relation to its crude oil sales. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar denominated long-term debt.
The Company can partially mitigate its exposure to foreign exchange rate changes by entering into US dollar swaps. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.
The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the period end and applicable forward foreign exchange rates at September 30, 2017 and September 30, 2016 with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Exchange Rate	Three and nine months ended September 30, 2017		Three and nine months ended September 30, 2016
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	382.1	(382.1)	348.7	(348.7)
Cross currency swaps	Forward	(397.8)	397.8	(377.5)	377.5
Foreign exchange swaps	Forward	(3.8)	3.8	(8.3)	8.3

CRESCENT POINT ENERGY CORP.	18

Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Company monitors the creditworthiness and concentration of credit with customers of its physical oil and gas sales. To mitigate credit risk associated with its physical sales portfolio, Crescent Point obtains financial assurances such as parental guarantees, letters of credit and third party credit insurance. Including these assurances, approximately 95% of the Company's oil and gas sales are with entities considered investment grade.
The Company is authorized to transact derivative contracts with counterparties rated A (or equivalent) or better, based on the lowest rating of the three ratings providers. Should one of the Company's financial counterparties be downgraded below the A rating limit, the Chief Financial Officer will advise the Audit Committee and provide recommendations to minimize the Company's credit risk to that counterparty. The maximum credit exposure associated with accounts receivable is the total carrying amount and the maximum exposure associated with the derivative instruments approximates their fair value.
At September 30, 2017, approximately 4 percent (December 31, 2016 - 3 percent) of the Company's accounts receivable balance was outstanding for more than 90 days and the Company considers the entire balance to be collectible.
Liquidity Risk
The timing of undiscounted cash outflows relating to the financial liabilities outstanding as at September 30, 2017 is outlined in the table below:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	644.8	-	-	-	644.8
Dividends payable	16.7	-	-	-	16.7
Derivative liabilities (1)	0.3	-	-	-	0.3
Senior guaranteed notes (2)	127.1	372.8	522.2	1,069.2	2,091.3
Bank credit facilities (3)	92.7	2,331.4	-	-	2,424.1

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCS and foreign exchange swap.

(2)	These amounts include the notional principal and interest payments pursuant to the related CCS and foreign exchange swap, which fix the amounts due in Canadian dollars.

(3)
These amounts include interest based on debt outstanding and interest rates effective as at September 30, 2017. The current maturity date of the Company's facilities is June 10, 2020. The Company expects that the facilities will continue to be renewed and extended prior to their maturity dates.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking arrangements as well as other potential sources of capital.
At September 30, 2017, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.45 billion, including $0.5 million letters of credit drawn on the facility, and cash of $74.4 million. Crescent Point believes it has sufficient liquidity to meet its foreseeable spending requirements.

c)	Derivative Contracts
The Company enters into fixed price oil, gas, power, interest rate, cross currency, foreign exchange and crude oil differential contracts to manage its exposure to fluctuations in the price of crude oil, gas, power, foreign exchange and interest on debt.
The following is a summary of the derivative contracts in place as at September 30, 2017:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
		Swap	Three-way Collar
Term	Volume (bbls/d)	Average Price ($/bbl)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Sold Put Price ($/bbl)
2017 October - December (2)	53,250	73.82	78.98	68.73	60.86
2018	10,674	74.11	77.69	70.94	62.11
2019 January - March	1,500	-	69.50	61.25	54.00

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

(2)	Includes 4,000 bbls/d which can be extended at the option of the counterparty for the first half of 2018 at an average swap price of $86.16/bbl.

CRESCENT POINT ENERGY CORP.	19

Financial WTI Crude Oil Derivative Contracts – US Dollar (1)
		Three-way Collar
Term	Volume (bbls/d)	Average Sold Call Price (US$/bbl)	Average Bought Put Price (US$/bbl)	Average Sold Put Price (US$/bbl)
2017 October - December	10,000	55.43	49.25	43.00
2018	11,500	55.60	49.44	43.00
2019 January - June	6,472	55.73	49.58	43.00

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial WTI Crude Oil Differential Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Contract	Basis	Fixed Differential ($/bbl)
2017 October - December	2,000	Basis Swap	MSW (2)	(3.66)

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

(2)	MSW refers to the Mixed Sweet Blend crude oil differential.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2017 October - December	40,000	3.01
2018	33,973	2.83
2019	19,948	2.71

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Power Derivative Contracts – Canadian Dollar		Volume (MW/h)	Fixed Rate ($/MW/h)
Term	Contract
2017 October - December	Swap	3.0	52.50

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($ millions)	Fixed Annual Rate (%)
Term	Contract
October 2017 - September 2018	Swap	50.0	0.90
October 2017 - September 2018	Swap	50.0	0.87
October 2017 - August 2020	Swap	50.0	1.16
October 2017 - August 2020	Swap	50.0	1.16
October 2017 - August 2020	Swap	100.0	1.15
October 2017 - September 2020	Swap	50.0	1.14
October 2017 - September 2020	Swap	50.0	1.11

CRESCENT POINT ENERGY CORP.	20

Financial Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Annual Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Annual Rate (Cdn%)
October 2017	Swap	200.0	3.32	251.1	2.95
October 2017	Swap	200.0	3.32	251.3	2.94
October 2017	Swap	220.0	3.32	276.5	2.96
October 2017	Swap	200.0	3.29	247.0	3.13
October 2017	Swap	200.0	3.29	246.9	3.13
October 2017 - November 2017	Swap	250.0	3.32	308.9	3.15
October 2017 - November 2017	Swap	250.0	3.32	308.8	3.14
October 2017 - November 2017	Swap	100.0	3.32	123.5	3.13
October 2017 - November 2017	Swap	48.0	3.32	59.2	3.14
October 2017 - April 2018	Swap	31.0	4.58	29.9	5.32
October 2017 - June 2018	Swap	20.0	2.65	20.4	3.52
October 2017 - May 2019	Swap	68.0	3.39	66.7	4.53
October 2017 - March 2020	Swap	155.0	6.03	158.3	6.45
October 2017 - April 2021	Swap	82.0	5.13	79.0	5.83
October 2017 - June 2021	Swap	52.5	3.29	56.3	3.59
October 2017 - May 2022	Swap	170.0	4.00	166.9	5.03
October 2017 - June 2023	Swap	270.0	3.78	274.7	4.32
October 2017 - June 2024	Swap	257.5	3.75	276.4	4.03
October 2017 - April 2025	Swap	230.0	4.08	291.1	4.13
October 2017 - April 2027	Swap	20.0	4.18	25.3	4.25

Financial Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$ millions)	Pay Notional Principal (Cdn$ millions)
May 2022	Swap	30.0	32.2

23.	RELATED PARTY TRANSACTIONS
All related party transactions are recorded at the exchange amount.
During the three and nine months ended September 30, 2017, Crescent Point recorded $3.3 million and $9.5 million, respectively, (September 30, 2016 - $1.2 million and $4.7 million, respectively) of expenditures in the normal course of business to an oilfield services company of which a director of Crescent Point is a director and officer. The oilfield services company is one of only a few specialized service providers in their area of expertise with capacity and geographical presence to meet the Company’s needs. The service company was selected, along with a few other key vendors, to provide goods and services as part of a comprehensive and competitive request for proposal process with key factors of its success including the unique nature of proprietary products, the ability to service specific geographic regions, proven safety performance and competitive pricing.

CRESCENT POINT ENERGY CORP.	21

24. SUPPLEMENTAL DISCLOSURES
Cash Flow Statement Presentation

	Three months ended September 30		Nine months ended September 30
($ millions)	2017	2016	2017	2016
Operating activities
Changes in non-cash working capital:
Accounts receivable	(9.7)	(7.8)	35.4	53.2
Prepaids and deposits	0.8	0.8	(2.0)	(1.5)
Accounts payable and accrued liabilities	52.4	(26.9)	12.3	(105.1)
Other current liabilities	7.5	-	8.2	-
Other long-term liabilities	1.5	-	0.3	-
	52.5	(33.9)	54.2	(53.4)
Investing activities
Changes in non-cash working capital:
Accounts receivable	(1.4)	(2.2)	(7.2)	3.6
Accounts payable and accrued liabilities	56.7	83.9	(8.0)	(49.2)
	55.3	81.7	(15.2)	(45.6)
Financing activities
Changes in non-cash working capital:
Dividends payable	0.1	1.0	0.4	(34.3)

	Three months ended September 30		Nine months ended September 30
($ millions)	2017	2016	2017	2016
Other
Lease inducement	(0.9)	(0.9)	(2.7)	(2.7)
Onerous contracts provision	(0.5)	0.5	2.3	(0.8)
	(1.4)	(0.4)	(0.4)	(3.5)
25. GEOGRAPHICAL DISCLOSURE
As at September 30, 2017, Crescent Point's non-current assets related to the U.S. foreign operations was $2.72 billion (December 31, 2016 - $2.19 billion). For the three and nine months ended September 30, 2017, Crescent Point's oil and gas revenue related to the U.S. foreign operations was $100.1 million and $256.8 million, respectively (September 30, 2016 - $55.4 million and $154.7 million, respectively).

CRESCENT POINT ENERGY CORP.	22

Directors
Peter Bannister, Chairman (3) (4)
Rene Amirault (4)
Laura Cillis (1) (2)
Hugh Gillard (5)
Ted Goldthorpe (1) (5)
Robert Heinemann (2) (3) (4)
Mike Jackson (1) (2)
Barbara Munroe (2) (5)
Gerald Romanzin (1) (3)
Scott Saxberg (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Neil Smith
Chief Operating Officer
Derek Christie
Sr. Vice President, Exploration and Geosciences
Tamara MacDonald
Sr. Vice President, Corporate and Business Development
Brad Borggard
Vice President, Corporate Planning and Investor Relations
Mark Eade
Vice President, General Counsel and Corporate Secretary
Ryan Gritzfeldt
Vice President, Marketing and Innovation
Steve Toews
Vice President, Engineering and Operations
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Ken Lamont
Chief Financial Officer
(403) 693-0020
Brad Borggard
Vice President, Corporate Planning and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	23